FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on December 14, 2020 (the “Original Form 6-K”), as amended on December 15, 2020 (the “Amended Form 6-K”) is being furnished solely for the purpose of amending the Original Form 6-K and the Amended Form 6-K in order to:

•        Amend Exhibit 4 (Management’s Proposal and Participation Manual regarding the Extraordinary General Shareholders’ Meeting of Companhia Brasileira de Distribuição to be held on December 31, 2020) to update the Model of Power of Attorney attached thereto as Exhibit VIII; and

•        Renumber the Exhibits as follows:

Description of Document	Original Exhibit Number	New Exhibit Number
Material Fact dated December 14, 2020 (English translation).	1	99.1
Extract of the Minutes of the Meeting of the Board of Directors of Companhia Brasileira de Distribuição held on December 12, 2020 (English translation).	2	99.2
Call Notice for an Extraordinary General Shareholders’ Meeting of Companhia Brasileira de Distribuição to be held on December 31, 2020 (English translation).	3	99.3
Management’s Proposal and Participation Manual regarding the Extraordinary General Shareholders’ Meeting of Companhia Brasileira de Distribuição to be held on December 31, 2020 (English translation).	4	99.4
Partial Spin-Off Protocol of Sendas Distribuidora S.A. with Merger of the Spun-Off Portion into Companhia Brasileira de Distribuição, dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation).	5	99.5
Partial Spin-Off Protocol of Companhia Brasileira de Distribuição with Merger of the Spun-Off Portion into Sendas Distribuidora S.A., dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation).	6	99.6

Accordingly, updated versions of the Old Exhibits 1, 2, 3, 4, 5 and 6 have been attached to this Amendment as New Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and supersede the earlier versions attached to the Original Form 6-K and the Amended Form 6-K, as the case may be. No other portions of the Original Form 6-K or the Amended Form 6-K are being modified.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Material Fact dated December 14, 2020 (English translation).
99.2	Extract of the Minutes of the Meeting of the Board of Directors of Companhia Brasileira de Distribuição held on December 12, 2020 (English translation).
99.3	Call Notice for an Extraordinary General Shareholders’ Meeting of Companhia Brasileira de Distribuição to be held on December 31, 2020 (English translation).
99.4	Management’s Proposal and Participation Manual regarding the Extraordinary General Shareholders’ Meeting of Companhia Brasileira de Distribuição to be held on December 31, 2020 (English translation).
99.5	Partial Spin-Off Protocol of Sendas Distribuidora S.A. with Merger of the Spun-Off Portion into Companhia Brasileira de Distribuição, dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation).
99.6	Partial Spin-Off Protocol of Companhia Brasileira de Distribuição with Merger of the Spun-Off Portion into Sendas Distribuidora S.A., dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation).

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 15, 2020	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.